Exhibit 1
                                                                       ---------

For Immediate Release                                              21 April 2006

                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                          REPORTED REVENUES UP OVER 23%
                          -----------------------------

                        CONSTANT CURRENCY REVENUES UP 18%
                        ---------------------------------

                       LIKE-FOR-LIKE REVENUES UP ALMOST 5%
                       -----------------------------------

                   FIRST QUARTER OPERATING MARGIN ABOVE BUDGET
                   -------------------------------------------

               FULL YEAR OPERATING MARGIN FORECAST TO INCREASE IN
               --------------------------------------------------
                            LINE WITH TARGET OF 14.5%
                            -------------------------

                    RECORD NET NEW BUSINESS FOR FIRST QUARTER
                    -----------------------------------------

Current Trading

Reported revenues rose by over 23%. In constant currencies, first quarter revenues were up 18%. The impact of currency fluctuations in the first quarter of 2006 accounted for just over 5% of the Group's revenue growth, principally due to the strength of the US dollar against sterling. On a like-for-like basis, excluding acquisitions and currency, revenues were up almost 5%. This maintains the improvement in the organic growth rate of the last eighteen months, which began with the last two quarters of 2004 and continued through 2005. This also reflects the continued relatively benign economic environment across the world and the continued strength of the US economy.

As shown in the appendix, on a constant currency basis, all regions, with the exception of the United Kingdom, showed double digit revenue growth. Asia Pacific, Latin America, Africa and the Middle East, is still the fastest growing region, up over 26%. Continental Europe up over 19%, North America up almost 17% and the UK was the slowest growing region, up over 9%.

The United States continues to grow, like-for-like revenues up almost 4%. The Middle East is now the fastest growing area, with Latin America continuing its double-digit revenue growth. Asia Pacific remains strong, with India and China continuing the rapid growth seen in 2005, with first quarter like-for-like revenues up sharply again. Western Continental Europe, although still relatively more difficult, has seen some improvement, particularly in Germany. The United Kingdom, however, remains the slowest growing region in the Group.

                                                            WPP Group plc/Page 2

By communications services sector, branding & identity, healthcare and specialist communications (including direct, internet and interactive) were fast growing, up almost 23%, advertising & media investment management was up over 19%, with public relations & public affairs up over 14% and information, insight & consultancy up almost 10%.

Media investment management, as in 2005, continues to show the strongest growth of all our communications services functions, with direct, internet and interactive and healthcare communications growing at almost double-digits, on a like-for-like basis.

Net new business billings of (pound)1.30 billion ($2.34 billion) were won during the first quarter and marks the highest net new business won by the Group for a first quarter. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients and was ranked number one in all published net new business surveys for the first quarter.

In the first quarter, both operating margins and profitability were ahead of budget. Full year margin forecasts are in line with the Group's revised margin target for 2006 of 14.5%.

The Group's operating companies continued to improve productivity while continuing to invest in talent. On a pro-forma basis, the number of people in the Group (excluding associates) was up 4.3% or 3,168 at 31 March 2006 to 75,993, as compared to the previous year. In the first quarter of 2006, average headcount on a like-for-like basis was up 3.8% or 2,801 to 75,744, compared with the first quarter of 2005.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a judicious combination of capital expenditure, acquisitions and share repurchases, whilst ensuring that these expenditures are covered by free cash flow.

Average net debt in the first quarter of 2006 was up (pound)215 million to (pound)1,043 million, compared to (pound)828 million in 2005, at 2006 exchange rates. The current net debt figure compares with a market capitalisation of approximately (pound)8.7 billion. Net debt at 31 March 2006 was (pound)1,216 million compared to (pound)1,261 million in 2005 (at constant exchange rates) a decrease of (pound)45 million. In the twelve months to 31 March 2006, the Group's free cash flow was (pound)745 million. Over the same period, the Group's capital expenditure, acquisitions, share repurchases and dividends were (pound)783 million.

In the first quarter of 2006 the Group made acquisitions or increased equity interests in advertising and media investment management in the United States, the United Kingdom, Germany, South Africa, Israel, China, Singapore and Brazil; in public relations and public affairs in India; in direct, internet and interactive in the United States.

                                                            WPP Group plc/Page 3

In the first quarter of 2006, 13.2 million ordinary shares were purchased, including 5.5 million ordinary shares acquired by the WPP ESOP in connection with restricted stock awards. They were acquired at an average price of
(pound)6.81 per share and total cost of (pound)89.7 million. Of these, 7.7 million shares were purchased in the market and subsequently cancelled. The company is reviewing its objective to repurchase up to 2% annually of its share base in the open market at an approximate cost of (pound)175 million, when market conditions are appropriate. Given the Group's cash flow of over $1 billion and under-geared balance sheet, it may be advantageous to repurchase more outstanding shares. In the first quarter of 2006, shares were repurchased for cancellation at an annualised rate of 2.5%.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits by 10% to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; improving our creative reputation and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell        )
Paul Richardson           )    (44) 20 7408 2204
Feona McEwan              )
Fran Butera                    (1) 212 632 2235


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

                                                            WPP Group plc/Page 4

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended March 31, 2006


                                                                                        Revenue          Constant
                                                                                         Growth          Currency
Region                                                                                 Reported         Growth(1)
------                            2006              %           2005          %       2006/2005         2006/2005
                              (pound)m          Total       (pound)m        Total             %                 %

North America                    560.1             41          443.9           40          26.2              16.7

United Kingdom                   202.1             15          184.4           16           9.6               9.6

Continental Europe               346.3             25          291.5           26          18.8              19.6

Asia Pacific, Latin
America, Africa
& Middle East                    267.3             19          194.7           18          37.3              26.3
                              ---------       --------    -----------    ---------     ---------     -------------

TOTAL GROUP                    1,375.8            100        1,114.5          100          23.4              18.0
                              ---------       --------    -----------    ---------     ---------     -------------


                                                                                        Revenue          Constant
Communications                                                                           Growth          Currency
--------------                                                                         Reported         Growth(1)
Services Sector                   2006              %           2005          %       2006/2005         2006/2005
---------------               (pound)m          Total       (pound)m        Total             %                 %

Advertising, Media
Investment
Management                       644.5             47          515.9           46          24.9              19.1

Information, Insight &
Consultancy                      214.0             16          188.7           17          13.4               9.7

Public Relations
& Public Affairs                 140.6             10          117.1           11          20.1              14.1

Branding & Identity,
Healthcare and
Specialist Communications
                                 376.7             27          292.8           26          28.7              22.9
                              ---------       --------    -----------    ---------     ---------     -------------
TOTAL GROUP                    1,375.8            100        1,114.5          100          23.4              18.0
                              ---------       --------    -----------    ---------     ----------     -------------

-----------------------------------
(1)  Constant currency growth excludes the effects of currency movements.